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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67056

RECEIVED OCT 29 2015 SEC MAIL PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2014 (MM/DD/YY) AND ENDING August 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Cochran Street - Suite 100
(No. and Street)

Simi Valley (City) CA (State) 93063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840 x 1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street Suite 3000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aB 11/4

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBW Securities, LLC, as of August 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBW SECURITIES LLC

Financial Statements
For the Year Ending August 31, 2015
In accordance with Rule 17a-5(d)

Summit LLC
Certified Public Accountants

HBW SECURITIES LLC

TABLE OF CONTENTS

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To The Members of
HBW Securities LLC

We have audited the accompanying financial statements of HBW Securities LLC (the "Company" or "HBW"), which comprise the statement of financial condition as of August 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. HBW Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of HBW Securities LLC as of August 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed below have been subjected to audit procedures performed in conjunction with the audit of HBW Securities LLC's financial statements.

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption).
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption).

The supplemental information is the responsibility of HBW Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Summit llc

Denver, Colorado
October 26, 2015

HBW SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2015

ASSETS

Cash	$ 225,800
Commissions receivable	369,987
Prepaid expenses	23,770
Deposits	8,209
Total assets	**$ 627,766**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Commissions payable	$ 295,081
Accounts payable and accrued expenses	20,262
Total liabilities	315,343
CONTINGENCIES (Note 5)	
MEMBERS' EQUITY (Notes 2 and 4):	
Members' interests	317,890
Net loss	(5,467)
Total members' equity	312,423
Total liabilities and members equity	**$ 627,766**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED AUGUST 31, 2015

REVENUE:		
Variable insurance commissions	$	2,617,842
Mutual fund commissions		1,189,126
Agent registrations		223,230
Mutual fund trailing fees		553,724
Other income		8,464
Interest		130
Total Revenue		4,592,516
EXPENSES:		
Commissions		3,572,879
Fees paid to affiliate (Note 3)		124,800
Compliance		40,765
Insurance		75,096
Licenses and permits		71,764
Equipment		83,662
Professional services		85,479
Regulatory fee assessments		15,008
Income and franchise taxes		4,882
Salaries and related expenses		489,009
Service charges		7,321
Stock-based compensation		20,263
Miscellaneous		7,055
Total Expenses		4,597,983
NET LOSS	**$**	**(5,467)**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED AUGUST 31, 2015

	Class A		Class B		Members' Equity
	Units	**Amount**	**Units**	**Amount**	**Amount**
BALANCES, August 31, 2014	442,000	$ 188,381	149,000	$ 177,246	$ 365,627
Stock-based Compensation	6,600	20,263	-	-	20,263
Distributions	-	(57,868)	-	(10,132)	(68,000)
Net income	-	(4,652)	-	(815)	(5,467)
BALANCES, August 31, 2015	448,600	$ 146,124	149,000	$ 166,299	$ 312,423

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(5,467)
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in commission receivable		(28,688)
Decrease in prepaid expense		1,727
Decrease in deposits		(5,855)
Decrease in commissions payable		12,905
Decrease in other payable		(862)
Net cash provided by operating activities		(26,240)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stock-based compensation		20,263
Distributions to owners		(68,000)
Net cash used in financing activities		(47,737)
CASH, at beginning of year		299,777
CASH, at end of year	$	225,800

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

HBW Securities LLC (the "Company") was incorporated in California on April 8, 2005 and began operation on January 1, 2006. The Company operates as a securities broker-dealer for mutual funds and variable annuities. The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. In additions, the Company, under rule 15c3-3(k)(2)(i), is exempt from the possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts or transactions.

Revenue Recognition

Revenue associated with mutual funds and variable annuity commissions and the related commission expense are recognized on an accrual basis.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2010 to 2014 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any positions besides cash as of August 31, 2015.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At August 31, 2015, the Company had net capital and net capital requirements of $205,538 and $21,023, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.53 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated company, HBW Insurance and Financial Services, Inc. ("Insurance"). Under the agreement, the Company pays Insurance a monthly amount based on an allocation of the expenses paid by Insurance, such as office space, equipment, telephone, salaries and other operational expenses, for which the Company receives benefit. During the year ended August 31, 2015, the Company paid Insurance $124,800 to cover its portions of expenses paid by Insurance.

NOTE 4 - MEMBERS' EQUITY

The Company is authorized to issue up to 1,000,000 units, of which 660,000 are denominated as Class A Units and the remaining amount denominated as either Class B Units or Class C units as determined by the Managers. Class A units are deemed to be the managing units and accordingly, have all the voting rights to make management decisions. Class B and C units are non-voting units. All units held do not necessarily equal the proportional share of ownership in the Company.

Stock-based compensation expense for stock issued was recorded in the Statement of Operations in the amount of $20,263 for 6,600 shares of Class A issued to the President of HBW.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, commissions receivable, deposits, prepaid expenses, other receivables, commissions payable, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company's registered representatives introduce client investor accounts to mutual fund companies and insurance companies, all of which are independent. The Company itself does not take discretionary control over any account or funds. The funds and companies, to which the Company introduces accounts, pay the Company a portion a commission and/or trail. In the event the Company does not satisfy its agreement terms, the agreement may be terminated.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a fund, and if the fund is not able to offset such losses, the fund could lose all of its assets and the introduced investors in the fund could realize a loss. The Company would, therefore, lose commissions and trail fees associated with the introduced capital of the investor to the fund.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through October 26, 2015, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

HBW SECURITIES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
AUGUST 31, 2015

CREDIT:		
Members' equity	$	312,423
DEBITS:		
Non-allowable assets		
Commission receivable		74,906
Prepaid expenses		23,770
Deposits		8,209
Total debits		106,885
NET CAPITAL		205,538
Minimum requirements of 6 2/3% of aggregate indebtedness of $315,343 or $5,000, whichever is greater		21,023
Excess net capital	**$**	**184,515**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	295,081
Accounts payable and accrued expenses		20,262
Aggregate indebtedness	**$**	**315,343**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.53 to 1**

HBW SECURITIES LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(d)

AUGUST 31, 2015

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	218,919
Adjustments:		
Increase in members' equity		20,263
Increase in stock-based compensation		(20,263)
Increase in accounts payable		(3,856)
Increase in income and franchise taxes accrual		(9,525)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**205,538**

HBW SECURITIES LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(d)

AUGUST 31, 2015

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
HBW Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) HBW Securities LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which HBW Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) HBW Securities LLC stated that HBW Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. HBW Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HBW Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
October 26, 2015

HBW SECURITIES

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED AUGUST 31, 2015

To the best knowledge and belief of HBW Securities, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending August 31, 2015.

Michael O. Brown

Signature

Financial and Operations Principal
Title

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of HBW Securities LLC
3355 Cochran Street Suite 100
Simi Valley, CA 93063

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2015, which were agreed to by HBW Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HBW Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). HBW Securities LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
October 26, 2015

HBW SECURITIES LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
AUGUST 31, 2015

General Assessment per Form SIPC - 7 including interest	$	1,400
Less prior overpayment applied		(937)
Payment made with Form SIPC - 7	$	463